Exhibit 99.1

Daqo New Energy Begins Pilot Production at New Phase 4A Polysilicon Production Facility in Xinjiang

New Facility Will Increase Polysilicon Capacity to 70,000 MT Per Annum

Shihezi, China—September 16, 2019—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it had begun pilot production at its new Phase 4A polysilicon production facility in Shihezi, Xinjiang. The Company expects Phase 4A to gradually ramp up to full production capacity and to increase its total annual production capacity to 70,000 MT by the end of this year.

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very excited to have successfully completed the construction and installation of Phase 4A months ahead of schedule. I would like to thank our entire Xinjiang team for their hard work and dedication to make this possible. We have already started pilot production at Phase 4A and expect to ramp up production to full capacity by the end of this year, which will increase our total annual polysilicon production capacity to 70,000 MT. In addition, with greater economies of scale, higher manufacturing efficiency, and cutting-edge equipment and process, we expect the total cost of polysilicon production at our Xinjiang facilities to decrease to approximately US$6.80/kg in the first quarter of 2020.”

“We have seen that mono-crystalline solar technology is rapidly expanding market share and accounting for an increasingly significant portion of capacity expansion projects of our solar wafer customers. We believe that mono technology will account for over 80% of the global PV market by the end of 2020. The supply of ultra-high-quality mono-grade polysilicon still lags behind the growing demand. As a result, mono-grade polysilicon is being sold at a significant premium over multi-grade polysilicon. We believe that product quality is just as important as cost structure to a polysilicon producer’s profitability, if not more.”

“As one of the first-tier high-quality polysilicon providers, we sell approximately 85% of our products to mono customers and expect to increase this percentage to 90% after Phase 4A is fully ramped up. At the same time, we are also working closely with some key customers to test our products for potential N-type mono wafer applications, which requires even higher quality polysilicon when compared to standard P-type mono wafer. We are aiming to be market-ready and produce approximately 40% of our total polysilicon products for potential N-type applications in 2020.”

“With the solar industry rapidly approaching grid parity, the successful completion of Phase 4A facility will provide us with added high-quality polysilicon capacity which will allow us to benefit from the sustainable growth of the global solar PV market. It also demonstrates our strong execution capabilities, deep understanding of our customers’ needs, and our long-term commitment to the solar PV industry. We’ve made it a priority to address climate change for the next generation and to make solar PV one of the cleanest, most sustainable, and most cost-effective sources of energy.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 35,000 metric tons, and the Company is ramping up the new Phase 4A expansion project which is expected to increase its annual polysilicon production capacity to 70,000 metric tons by the end of 2019.

For more information, please visit http://www.dqsolar.com

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In the US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com